UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC file number 0-22890
CUSIP number 801003 10 4

NOTIFICATION OF LATE FILING

(Check One):

[   } Form 10-K      [   ] Form 11-K      [   ] Form 20-F      [X] Form 10-Q      [   ] Form 10-N-SAR

For Period Ended: September 30, 2000

[   ] Transition Report on Form 10-K        [   ] Transition Report on Form 10-Q        [   ] Transition Report on Form 20-F        [   ] Transition Report on Form 11-K        [   ] Transition Report on Form N-SAR

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: SANGSTAT MEDICAL CORPORATION

Former Name If Applicable: Not applicable

6300 Dumbarton Circle
Fremont, California   94555

(Address of Principal Executive Offices including Zip Code)

Part II - Rules 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]     (a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[   ]     (b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company was informed by its filing service immediately prior to the deadline for filing its Quarterly Report on Form 10-Q that the service would be unable to process an exhibit to the Form 10-Q in a timely manner for filing. As a result, the Company was unable to file such exhibit with its Form 10-Q by November 14, 2000, the required filing date, without unreasonable effort or expense. The Company did, however, file the body of the report without the exhibit and undertakes to file an amendment to such Form 10-Q in compliance with Rule 12b-25 to incorporate such exhibit.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification.

   Carole L. Nuechterlein                                (510) 789-4300
   Vice President and General Counsel

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes         [   ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes         [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SANGSTAT MEDICAL CORPORATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2000

By:	/s/ Stephen G. Dance

Stephen G. Dance
Senior Vice President, Finance